FRANK J. HARITON $ATTORNEY - AT - LAW

1065 Dobbs Ferry Road $ White Plains $ New York 10607 $ (Tel) (914) 674-4373 $ (Fax) (914) 693-2963 $ (e-mail) hariton@sprynet.com

April 20, 2015

Mr. H. Roger Schwall Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Sauer Energy, Inc.

Amendment Number 1 to Registration Statement on Form S-1

File Number 333-202819

Dear Mr. Schwall:

We are filing amendment number 1 to the above captioned registration statement.  This amendment principally involves an updating of the material previously filed and changes to the registration statement in response to the staff’s comment letter dated April 13, 2015.  The principal updating involved inclusion of more current financial information.  The numbered paragraph below corresponds to the numbered paragraph in the staff’s comment letter and set forth our response thereto:

1.

We have removed all references to transferees, pledgees and assigns from the body of the S-1 in order to have it conform to the equity purchase agreement.

Please feel free to contact me with any questions you may have regarding the foregoing.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton